Letter of Consent

March 30, 2012

VIA SEDAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”) Annual Report on Form 40-F Consent of
Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2011 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2011.

I, Leonel López, C.P.G., of Pincock, Allen & Holt, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

1.	Technical Report for the La Parrilla Silver Mine, State of Durango, México, September 8, 2011;

2.	Technical Report for the San Martín Silver Mine, State of Jalisco, México, February 26, 2009 (Amended and Restated);

3.	Technical Report for the La Encantada Silver Mine, Coahuila State, México, February 26, 2009 (Amended and Restated); and

4.	Technical Report for the Del Toro Silver Mine, Zacatecas State, México, October 9, 2008 (the “Technical Reports”),

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.